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                              September 27, 2023

       Brooke E. Carillo
       Chief Financial Officer
       Redwood Trust, Inc.
       One Belvedere Place, Suite 300
       Mill Valley, CA 94941

                                                        Re: Redwood Trust, Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Form 8-K filed July
27, 2023
                                                            Response dated
September 13, 2023
                                                            File No. 001-13759

       Dear Brooke E. Carillo:

               We have reviewed your September 13, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 31, 2023 letter.

       Form 8-K Filed July 27, 2023

       Exhibit 99.1
       Non-GAAP Disclosures, page 10

   1. We have reviewed your response to comment 1. Please clarify the following related to your change in economic
basis of investments adjustment:
                                                            We note that you
believe that Earnings Available for Distribution ("EAD") is a non-
                                                            GAAP measure that
can supplement your analysis of your ability to pay dividends.
                                                            In light of this
purpose, please tell us how you determined it was appropriate to adjust net earnings to
include what appears to be a non-cash item to arrive at EAD.
                                                            Please further
elaborate for us why the component of your investments    market value
                                                            changes associated
with the passage of time provides useful information for
 Brooke E. Carillo
Redwood Trust, Inc.
September 27, 2023
Page 2
              investors.
                Please clarify for us how this adjustment isolates the changes associated with the passage of time, as it appears to be based, in part, on the GAAP fair value, which would be based, in part, on changes in benchmark interest rates, credit spreads and other factors.
                In your example, you discuss an instrument with a fair value that is 85% of par value.
              Please clarify for us how the following variations to your example would factor into your calculation of your expected economic return and/or EAD: (1) originated loan at
              100% of par value and a current fair value of 85% of par value,
(2) loan purchased at
              75% of par value and a current fair value of 85% of par value,
(3) loan purchased at
              100% of par value and a current fair value of 85% of par value,
(4) loan where the
              company expects losses on the security.
                To enable us to better understand the mechanics of your calculation, please clarify for us if there is a different impact to your adjustment and/or to EAD for a loan that was originated at 100% of par value with a current fair value of 85% of par value as compared to a loan originated at 100% of par value with a current fair value of 100%
              of par value. In your response, please address the impact to an individual quarter, as well as over the 10 year life of the instrument.

       You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
you have any questions.



FirstName LastNameBrooke E. Carillo                            Sincerely,
Comapany NameRedwood Trust, Inc.
                                                               Division of
Corporation Finance
September 27, 2023 Page 2                                      Office of Real
Estate & Construction
FirstName LastName